SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

Corporate Taxpayers’ ID (CNPJ) 01.545.826/0001-07

Corporate Registry ID (NIRE) 35.300.147.952

Publicly-Held Company

Minutes of the Meeting of the Board of Directors of Gafisa S.A. (“Company”) held on October 13, 2010

1. Date, Time and Location: On October 13, 2010, at 11 a.m., by conference call, as expressly authorized by Article 20, Paragraph 2nd of the bylaws of the Company.

2. Call Notice and Attendance: The members of the Board of Directors were regularly summoned. As all members of the Company’s Board of Directors attended the meeting, the instatement and approval quorum were verified.

3. Composition of the Board: Chairman: Gary Robert Garrabrant. Secretary: Fabiana Utrabo Rodrigues.

4. Resolutions: It was resolved, unanimously, by all present members of the Board of Directors and without any restrictions:

4.1. To ratify the engagement of the Company in a public offering (“Offering”) of 400 (four hundred) Certificates of Real Estate Receivables - CRIs of the 177th Series of the 1st Issuance of Brazilian Securities Companhia de Securitização S.A. (the “Securitization Company”, the “CRI” and the “Issuance”, respectively), in the base amount of R$120,000,000.00 (one hundred and twenty million reais), in accordance with the Securities Exchange Commission – CVM Instructions Nos. 400, of December 29, 2003 and 414, of December 30, 2004, as amended (“Instruction CVM 400” and “Instruction CVM 414”, respectively), authorizing the possibility to increase in up to 35%  the amount of CRI and the amount of Issuance in case of performance of “hot issue” and “green shoe”, as stated in articles 14, § 2º and 24 of Instruction CVM 400, respectively, being the Issuance, in such case, in the amount of up to R$ 162,000,000.00 (one hundred and sixty two million of reais).

4.2. The Company’s Board of Officers is hereby authorized to perform any and all acts and execute any and all documents necessary to the execution of the resolutions set forth herein, including, without limitation, the execution of the following documents (i) Bank Credit Certificate No. 813641, issued by the Company in favor of Banco Votorantim S.A., on September 9, 2010 (“CCB 1”); (ii)  Bank Credit Certificate No. 813650, issued by the Company in favor of Banco Votorantim S.A., on September 9, 2010 (“CCB 2”); (iii) Private Instrument of Agreement for Coordination, Distribution and Public Placement of Certificates of Real Estate Receivables, in a Firm Guarantee and Best Efforts Regime, of Brazilian Securities Companhia de Securitização, executed on September 9, 2010 by and among the Securitization Company, Banco Votorantim S.A, Banco Fator S.A. and the Company. All acts related to the resolution set forth herein that have been executed by the Company’s Board of Officers prior to the date hereof, are also expressly confirmed and ratified.

5. Closure: With no further matters to be discussed, these minutes were read, approved and signed by those in attendance. Signatures: Chairman: Gary Robert Garrabrant. Directors: Gary Robert Garrabrant, Thomas Joseph McDonald, Caio Racy Mattar, Richard L. Hubber, Gerald Dinu Reiss and José Écio Pereira da Costa Júnior.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

São Paulo, 13 de outubro de 2010.

Fabiana Utrabo Rodrigues

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 13, 2010

Gafisa S.A.

By:	/s/ Alceu Duílio Calciolari
Name: Alceu Duílio Calciolari Title: Chief Financial Officer and Investor Relations Officer